UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-25160
Alabama National BanCorporation Employee Capital Accumulation Plan

(Exact name of registrant as specified in its charter)
1927 First Avenue North
Birmingham, Alabama 35203
(205) 583-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $1.00 Per Share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:      0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Alabama National BanCorporation Employee Capital Accumulation Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 25, 2008	ALABAMA NATIONAL BANCORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

By:	/s/ William E. Matthews, V
	Name:	William E. Matthews, V
	Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
EXPLANATORY NOTE
     On February 22, 2008, Alabama National BanCorporation (the “Company”) completed its merger (the “Merger”) with RBC Centura Banks, Inc. (the “Buyer”), pursuant to the Agreement and Plan of Merger, dated as of September 5, 2007 (the “Merger Agreement”), by and among the Company, the Buyer and Royal Bank of Canada (the “Parent”). As a result of the Merger, the Company’s separate corporate existence ceased and all shares of Company stock have been canceled and converted into the right to receive shares of the Buyer or a cash payment. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the Alabama National BanCorporation Employee Capital Accumulation Plan (the “Plan”) was terminated.
     In light of the foregoing, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “Commission”) to terminate the offering of unsold shares of common stock and related plan interests offered to employees under the Plan, and the Plan is filing this Form 15 with the Commission to deregister the plan interests which are deemed to be offered in connection with the former opportunity to invest in the Company’s common stock. Upon filing, the Plan’s obligation to prepare and file with the Commission an annual report on Form 11-K will be suspended pending the effectiveness of the Form 15.